

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

May 17, 2017

R. Andrew Clyde
President and Chief Executive Officer
Murphy USA Inc.
200 Peach Street
El Dorado, AR 71730-5836

  Re: Murphy USA Inc.
    Form 10-K for Fiscal Year Ended December 31, 2016
    Filed February 22, 2017
    Definitive Proxy Statement on Schedule 14A
    Filed March 16, 2017
    File No. 1-35914

Dear Mr. Clyde:

  We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing your response to these comments, we may have additional comments.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Non-GAAP Measures, page 35

1. In future filings please disclose why the non-GAAP financial measures are useful to investors. Please refer to Regulation S-K, Item 10(e)(i)(C). Please note that this comment also applies to earnings releases filed on Form 8-K.

2. We note your disclosure of free cash flow. Please note that when a non-GAAP liquidity measure is presented the prominent presentation of amounts for the three major categories of the statement of cash flows should be presented with the non-GAAP liquidity measure. Please revise your disclosure in future filings to comply with Item 10(e)(1)(i) of Regulation S-K and the updated Compliance and Disclosure Interpretations

issued on May 17, 2016. Please note that this comment also applies to earnings releases filed on Form 8-K.

Item 8. Financial Statements and Supplementary Data

Consolidated Income Statements, page F-5

3. We note your presentation of gain (loss) on sale of assets as non-operating income and your accounting policy disclosure on page F-9 that gains and losses on asset disposals or retirements are included in income as a separate component of other non-operating income. Please note that gains and losses recognized from the sale of a long-lived asset that is not a component of an entity should be included in the income from operations subtotal when such a subtotal is presented in the consolidated income statements. In future filings please revise your income statement classification and accounting policy disclosure regarding gains on sales of property and equipment to comply with ASC 360-10-45-5.

Note 14 – Earnings Per Share, page F-23

4. Please tell us your consideration of disclosing securities that could potentially dilute basic earnings per share in the future that were not included in the computation of diluted earnings per share because to do so would have been antidilutive for the periods presented. Please refer to ASC 260-10-50-1(c).

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis

B. Annual Incentive Plan

Corporate Performance, page 22

5. We note that a portion of the Annual Incentive Plan compensation was based on the achievement of certain corporate goals and objectives and that named executive officers achieved 91.7% of the target in the aggregate. In future periodic reports, please enhance this disclosure to include a more specific discussion of the goals and objectives on which such compensation was based, how you measured performance for each of the goals and objectives, the performance target and threshold levels set by your compensation committee, and the level actually achieved by each named executive officer. Please refer to Item 402(b)(1)(v) of Regulation S-K.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Yolanda Guobadia at (202) 551-3562 or me at (202) 551-3344 if you have questions regarding comments on the financial statements and related matters. Please contact Danilo Castelli at (202) 551-6521 or Lilyanna Peyser at (202) 551-3222 with any other questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief
Office of Consumer Products